April 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Amanda Ravitz
David Burton
Lynn Dicker
Tim Buchmiller
Geoff Kruczek

Re:	nLIGHT, Inc.
Registration Statement on Form S-1
(File No. 333-224055)

Acceleration Request
	Requested Date:	Wednesday, April 25, 2018
	Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, nLIGHT, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-224055) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Ross Tanaka at (206) 883-2651.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

[Signature page follows]

Securities and Exchange Commission

April 23, 2018

Sincerely,

NLIGHT, INC.

/s/ Ran Bareket

Ran Bareket
Chief Financial Officer

Enclosures

cc:                                Scott H. Keeney, nLIGHT, Inc.

Kerry Hill, nLIGHT, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.

Jeana S. Kim, Wilson Sonsini Goodrich & Rosati P.C.

Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Warren T. Lazarow, O’Melveny & Myers LLP

Eric C. Sibbitt, O’Melveny & Myers LLP